Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Class A Common Stock (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 27, 2003 (the “Offer to Purchase”), and the related Letter of Transmittal and is being made to all holders of shares of Class A Common Stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Class A Common Stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.

Notice of Offer to Purchase

All Outstanding Shares of Class A Common Stock

of

Digex, Incorporated

at

$0.80 Net Per Share

by

WorldCom, Inc.

WorldCom, Inc., a Georgia corporation (“MCI”), hereby offers to purchase all outstanding shares of Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Digex, Incorporated, a Delaware corporation (“Digex”), at a price of $0.80 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the “Offer”). Stockholders who tender directly to MCI will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of shares of Class A Common Stock by MCI pursuant to the Offer. Stockholders who hold their shares through a broker or other nominee should consult that institution as to whether it charges any service fees for tendering the shares of Class A Common Stock on behalf of such stockholders. MCI is offering to acquire all of the outstanding shares of Class A Common Stock as the first step in a going-private transaction. Following consummation of the Offer, MCI and Digex intend to effect the Merger (as defined below) and Digex will cease to be a public company.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 24, 2003, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned on there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) a sufficient number of shares of Class A Common Stock such that, after consummation of the Offer, MCI and its subsidiaries collectively own at least 90% of the shares of Class A Common Stock on an as-converted basis (the “Minimum Condition”). The Offer is also subject to certain additional conditions described in the Offer to Purchase.

The Offer is being made by MCI. If MCI acquires, pursuant to the Offer, approximately 74.3% of the outstanding shares of Class A Common Stock not currently owned by MCI and its subsidiaries, MCI will acquire all of the outstanding shares of Digex’s Series A Convertible Preferred Stock pursuant to an agreement with the owners of such stock so that, together with the shares of Class A Common Stock MCI and its subsidiaries currently beneficially own on an as-converted basis, MCI will beneficially own 90% or more of the outstanding shares of Class A Common Stock. As soon as practicable after completion of the Offer or contemporaneously therewith (assuming satisfaction of all conditions to the Offer, including the Minimum Condition), MCI intends to cause Digex to merge (the “Merger”) with its indirect subsidiary Intermedia Investment, Inc., a Delaware corporation (“Intermedia Investment”), which directly holds MCI’s current ownership in Digex, in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”). MCI intends to effect the Merger as a “short-form” merger without a vote of the stockholders of Digex pursuant to Section 253 of the DGCL. Upon the consummation of the Merger, all of the remaining stockholders of Digex (other than MCI and its subsidiaries) who did not tender their shares in the Offer will receive either the price paid in the Offer or appraisal rights pursuant to Section 262 of the DGCL (such appraisal rights hereinafter referred to as “Dissenters’ Rights”).

The merger of Intermedia Investment and Digex will relieve the burdens on Digex related to the constraints and additional costs of operating as a separate company, including, without limitation, monitoring and resolving conflicts of interest between MCI and Digex, and will help alleviate the liquidity and financial concerns of Digex. In addition, following the Offer and the Merger, all of the outstanding shares of capital stock of Digex (or Intermedia Investment, if Digex shall not be the surviving corporation in the Merger) will be owned by MCI and Digex will no longer be a public company. Causing Digex to be privately held would reduce management’s commitment of resources with respect to procedural and compliance requirements of a public company and would reduce costs associated with Digex’s obligations and reporting requirements under the securities laws, including the costs of preparing, printing and mailing annual reports and proxy statements and the fees and expenses of a transfer agent and registrar. In addition, Digex would experience similar cost savings related to insurance and auditing fees.

A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF DIGEX, COMPRISED OF DIRECTORS INDEPENDENT OF MCI (THE “SPECIAL COMMITTEE”), HAS (i) DETERMINED THAT THE OFFER IS FAIR TO AND IN THE BEST INTERESTS OF THE UNAFFILIATED HOLDERS OF CLASS A COMMON

STOCK OF DIGEX AND (ii) RECOMMENDS ACCEPTANCE OF THE OFFER BY THE HOLDERS OF CLASS A COMMON STOCK OF DIGEX.

On August 25, 2003, Lane, Berry & Co. International, Digex’s financial advisor (“Lane Berry”), delivered an opinion to the Special Committee to the effect that, as of such date and subject to the assumptions and limitations contained therein, the consideration to be received in the Offer by the unaffiliated holders of Class A Common Stock of Digex was fair to such holders from a financial point of view. A copy of the written opinion of Lane Berry is contained in Annex A to the Offer to Purchase.

The purpose of the Offer is for MCI to acquire for cash as many outstanding shares of Class A Common Stock as possible as a means to increase MCI’s beneficial ownership of Class A Common Stock, on an as-converted basis, to not less than 90%, thereby permitting MCI to cause Intermedia Investment and Digex to merge pursuant to Section 253 of the DGCL. An additional purpose for the Offer is to provide Digex’s stockholders (other than MCI and its subsidiaries) with value and liquidity for their shares of Class A Common Stock at a price that is fair.

The Offer has been structured as a cash tender offer followed by a cash merger and we have obtained the authorization and approval for undertaking and consummating the Offer, including the payment of the related Offer Price for the tendered shares and the fees and expenses incurred in connection with the Offer, of the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), in which our case, and the cases of several of our subsidiaries, including the subsidiaries through which we indirectly hold our equity interest in Digex, styled In re MCI, Inc. et al., Chapter 11 Case No. 02-13533 (AJG), under chapter 11 of the Bankruptcy Code are currently pending.

For purposes of the Offer, MCI will be deemed to have accepted for payment, and thereby purchased, shares of Class A Common Stock validly tendered and not withdrawn, if and when MCI gives oral or written notice to Continental Stock Transfer & Trust Company (the “Depositary”) of MCI’s acceptance of such shares of Class A Common Stock for payment pursuant to the Offer. Payment for shares of Class A Common Stock purchased pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from MCI and transmitting payment to validly tendering stockholders. In all cases, payment for shares of Class A Common Stock purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such shares of Class A Common Stock or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of such shares of Class A Common Stock into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase in “THE TENDER OFFER—3. Procedures for Accepting the Offer and Tendering Shares,” (ii) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest on the purchase price for shares of Class A Common Stock be paid by MCI by reason of any delay in making such payment.

If, prior to the Expiration Date (as defined below), MCI increases the consideration offered to holders of shares of Class A Common Stock pursuant to the Offer, such increased consideration shall be paid to all holders of shares of Class A Common Stock that are purchased pursuant to the Offer, whether or not such shares of Class A Common Stock were tendered prior to such increase in consideration.

The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, September 24, 2003, unless and until MCI, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” will mean the time and date at which the Offer, as so extended by MCI, shall expire.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the shares of Class A Common Stock to be withdrawn, the number of shares of Class A Common Stock to be withdrawn and the name of the registered holder of the shares of Class A Common Stock to be withdrawn, if different from the name of the person who tendered the shares of Class A Common Stock. If certificates evidencing shares of Class A Common Stock to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such shares of Class A Common Stock have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares of Class A Common Stock have been delivered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares of Class A Common Stock and otherwise comply with such Book-Entry Transfer Facility’s procedures.

All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of shares of Class A Common Stock or of notices of withdrawal will be determined by MCI, in its sole discretion, whose determination shall be final and binding. MCI reserves the absolute right to reject any or all tenders or withdrawals determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of MCI’s counsel, be unlawful. None of MCI or any of its affiliates or assigns, if any, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give any notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

MCI may elect to provide a subsequent offering period (a “Subsequent Offering Period”) for the Offer. A Subsequent Offering Period, if one is included, will be an additional period of time, between three and 20 business days in length following the Expiration Date, during which stockholders may tender shares not tendered in the Offer, and receive $0.80 per share, or any higher price paid in the Offer. During any Subsequent Offering Period, tendering stockholders will not have withdrawal rights and MCI will promptly purchase and pay for any shares of Class A Common Stock tendered, at the same price paid in the Offer. MCI does not currently intend to include a Subsequent Offering Period, although it reserves the right to do so.

Subject to the applicable regulations of the Securities and Exchange Commission, MCI expressly reserves the right, in its sole discretion, at any time or from time to time, to (i) delay acceptance for payment of or, regardless of whether such shares of Class A Common Stock were theretofore accepted for payment, payment for any shares of Class A Common Stock pending receipt of any regulatory or governmental approvals as set forth in the Offer to Purchase, (ii) terminate the Offer (whether or not any shares of Class A Common Stock have theretofore been accepted for payment) if any of the conditions referred to in the Offer to Purchase have not been satisfied or upon the occurrence of any of the events that are specified as conditions to the consummation of the Offer in the Offer to Purchase, (iii) regardless of whether or not any of such conditions has been satisfied or any of such events shall have occurred, elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act and (iv) waive any condition other than the Minimum Condition or otherwise amend the Offer in any respect (except with respect to the Minimum Condition), in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. MCI acknowledges (i) that Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires MCI to pay the consideration offered or return the shares of Class A Common Stock tendered promptly after the termination or withdrawal of the Offer and (ii) that MCI may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the preceding sentence), any shares of Class A Common Stock upon the occurrence of any of the conditions specified in the Offer to Purchase without extending the period of time during which the Offer is open.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which MCI may choose to make any public announcement, subject to applicable law (including Rules 13e-3(e), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to holders of shares of Class A Common Stock), MCI shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

If MCI makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, MCI will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 13e-3(e), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee, a minimum ten business day period from the date of such change is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date, MCI increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of shares of Class A Common Stock, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

A sale or exchange of shares of Class A Common Stock pursuant to the Offer, the Merger or upon exercise of Dissenters’ Rights will be a taxable transaction for federal income tax purposes. A stockholder who accepts the Offer, or who exchanges shares of Class A Common Stock in the Merger or upon exercise of Dissenters’ Rights will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and his adjusted tax basis for the shares of Class A Common Stock sold or exchanged pursuant to the Offer, the Merger or the exercise of Dissenters’ Rights, as the case may be. Such gain or loss will be capital gain or loss, provided the shares of Class A Common Stock are held as capital assets, and any such capital gain or loss will be long term if, as of the date of sale or exchange, the shares of Class A Common Stock were held for more than one year or will be short term if, as of such date, the shares of Class A Common Stock were held for one year or less.

All stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, please refer to the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

MCI, through Intermedia Investment, has exercised its rights as a stockholder of Digex to request Digex’s stockholder list and security position listings for the purpose of disseminating the Offer to stockholders. Digex has provided us with Digex’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of shares of Class A Common Stock. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares of Class A Common Stock and will be furnished to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares of Class A Common Stock.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at MCI’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder Communications Inc.

17 State Street, 10th Floor

New York, New York 10004

Banks and brokers: (212) 440-9800

All others: (866) 295-8105

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